Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A.

As representative of the prospective underwriters

VIA EDGAR

December 9, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Re:	EHang Holdings Limited (the “Company”) (CIK No. 0001759783)

Registration Statement on Form F-1, as amended (Registration No. 333-234411)

Registration Statement on Form 8-A (Registration No. 001-39151)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on December 11, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between December 5, 2019 and the date hereof, approximately 231 copies of the preliminary prospectus of the Company dated December 5, 2019 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Underwriters Acceleration Request]